UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)

ATA Inc.

(Name of Issuer)

Common Shares*
American Depositary Shares

(Title of Class of Securities)

00211V106**

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*      Not for trading, but only in connection with the registration of American Depositary Shares each representing 2 common shares.

**   This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00211V106

1	Names of Reporting Persons HSBC International Trustee Limited (as trustee for the trusts which ultimately own common shares of the Issuer)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,843,988 common shares[1]

	6	Shared Voting Power 0

	7	Sole Dispositive Power 9,843,988 common shares[1]

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,843,988 common shares[1]

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 21.5%[2]

12	Type of Reporting Person (See Instructions) CO

[1] Includes 4,998,988 common shares and 2,422,500 American Depositary Shares (representing 4,845,000 common shares) beneficially owned by the Reporting Person solely in its capacity as trustee of various trusts.

[2] Based on 45,842,724 outstanding common shares as of June 20, 2016 as reported in the issuer’s annual report on Form 20-F dated June 24, 2016.

CUSIP No.	00211V106	SCHEDULE 13G

Item 1(a)		Name of Issuer: ATA Inc. (“Issuer”)
Item 1(b)		Address of Issuer’s Principal Executive Offices: 1/F East Gate, Building No. 2, Jian Wai Soho, No. 39 Dong San Huan Zhong Road, Chao Yang District, Beijing 100022, China

Item 2(a)		Name of Person Filing: HSBC International Trustee Limited
Item 2(b)		Address of Principal Business Office or, if none, Residence; Citizenship HSBC International Trustee Limited 21 Collyer Quay #19-01, HSBC Building, Singapore 049320
Item 2(c)		Citizenship HSBC International Trustee Limited — British Virgin Islands
Item 2(d)		Title of Class of Securities: Common shares, par value US$0.01 American Depository Shares, each representing two common shares
Item 2(e)		CUSIP Number: 00211V106

Item 3.		Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

CUSIP No.	00211V106	SCHEDULE 13G

Item 4.	Ownership
(a) Amount beneficially owned:

The information for each reporting person contained in Items 5-11 of the cover pages to this schedule is incorporated herein by reference. All common shares and American Depositary Shares reported herein by HSBC International Trustee Limited are owned by it solely in its capacity as trustee of various trusts, which in the aggregate own a total of 9,843,988 common shares of the Issuer. Accordingly, HSBC International Trustee Limited may be deemed to beneficially own such common shares of the Issuer that are beneficially owned by the trusts for which HSBC International Trustee Limited acts as the trustee. However, each of the trusts and the companies directly or indirectly wholly owned by such trusts, including the respective record shareholders of the shares of the Issuer beneficially owned by HSBC International Trustee Limited, disclaim any beneficial ownership of common shares of the Issuer beneficially owned by other trusts and the companies directly or indirectly wholly owned by such trusts.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

CUSIP No.	00211V106	SCHEDULE 13G

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

HSBC International Trustee Limited

	By:	/s/Jamie Yu & Agatha Chee
	Name:	Jamie Yu & Agatha Chee
	Title:	Authorized Signatories HSBC International Trustee Limited